Filed Pursuant to Rule 424(b)(3)

Registration No. 333-249786

PROSPECTUS SUPPLEMENT NO. 13

(to Prospectus dated December 3, 2020)

Up to 24,988,338 Shares of Class A Common Stock

Up to 7,745,000 Shares of Class A Common Stock Issuable Upon Exercise of Warrants

This prospectus supplement updates and supplements the prospectus dated December 3, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-249786). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on November 5, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 6 of the Prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”), nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 5, 2021.

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 5, 2021 (November 4, 2021)

SHIFT TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38839	82-5325852
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

290 Division Street, Suite 400, San Francisco, CA	94103
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (855) 575-6739

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	SFT	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) if the Exchange Act.  ☐

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

On November 4, 2021, Shift Technologies, Inc. (the “Company”) announced the voluntary transition of Toby Russell from the Company as its Co-Chief Executive Officer, effective February 1, 2022. Mr. Russell, Co-Founder of the Company, is leaving his position as an officer of the Company to pursue other personal interests, and as of November 4, 2021, Jeff Clementz, President of the Company, assumed the majority of Mr. Russell’s day-to-day operational responsibilities. Mr. Russell will continue to serve after his transition as a non-employee director of the Company until the completion of his current term in 2023, and will also serve in an advisory capacity to the senior management of the Company for a three-month period following his transition to assist with the orderly transition of his duties and responsibilities. George Arison, Co-Founder and Co-Chief Executive Officer of the Company, will become the sole Chief Executive Officer of the Company as of February 1, 2022. Mr. Russell’s transition is not the result of any disagreements over the Company’s business, operations, or strategic direction.

In connection with his forthcoming transition from serving as an officer of the Company, the Company and Mr. Russell entered into a Transition and Separation Agreement on November 4, 2021 (the “Agreement”) that specifies the terms of his transition and the benefits he is eligible to receive. Pursuant to the Agreement, Mr. Russell will be entitled to receive the following benefits: (i) a cash payment equal to his 2022 base salary, payable in equal installments on the Company’s regular payroll cycles, (ii) payment of his 2022 annual bonus, prorated for the number of days employed by the Company in 2022 and determined based on actual performance (with any personal goals considered to be fulfilled), and payable at such time that annual bonuses are otherwise generally paid to employees of the Company, (iii) payment of COBRA premiums for twelve (12) months following February 1, 2022 (to the extent Mr. Russell elects COBRA continuation coverage), less amounts equal to the amount active employees pay for such coverage during such time period, and subject to reduction or elimination if Mr. Russell becomes entitled to duplicative benefits through other employment, and (iv) continued vesting of all outstanding and unvested equity awards as of February 1, 2022 for three months following such date, if any such awards would be eligible to vest by May 1, 2022.

In addition, upon execution of the Agreement and in connection with his February 1, 2022 transition, Mr. Russell will provide a general waiver and release of claims against the Company. Mr. Russell will be subject to certain restrictive covenants following his transition from the Company.

The foregoing description of the Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2021.

Item 8.01 Other Events.

On November 4, 2021, the Company issued a press release announcing the voluntary transition of Mr. Russell as Co-Founder and Co-Chief Executive Officer, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

99.1	Press Release dated November 4, 2021.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SHIFT TECHNOLOGIES, INC.

Dated: November 5, 2021	/s/ George Arison
	Name:	George Arison
	Title:	Co-Chief Executive Officer and Chairman

Exhibit 99.1

Shift Co-CEO Toby Russell to Step Down, Remain on Board of Directors

SAN FRANCISCO, Nov. 4, 2021 – Shift Technologies, Inc. (Nasdaq: SFT) and its Board of Directors announced today that Toby Russell will be stepping down as Co-CEO on Feb. 1, 2022. Russell will continue to serve on the company’s Board of Directors and as Strategic Advisor to the company following his transition.

George Arison, Co-founder and Co-CEO, will serve as sole CEO, effective Feb. 1, 2022. As of Nov. 4, 2021, the majority of Russell’s day-to-day operational responsibilities are transitioning to Shift's President, Jeff Clementz, who joined the company on Oct. 1, 2021 after a long career at Walmart and PayPal, and who reports to Arison.

“It has been an incredible journey to take Shift from an idea to a publicly traded eCommerce leader,” said Russell. “After leading six straight years of growth, I couldn’t be more proud of the company we have built and the team we have assembled. This is the right time for me to transition to a Board and advisory role, allowing me to focus on my family, bringing my two daughters — who currently live on opposite coasts — together back in Virginia. I am extremely grateful for and confident in the outstanding team and culture we have built at Shift. The company is well positioned to rise to new heights with our extraordinary leadership team.”

“It was Toby, back in 2011, who first thought that we should choose used car sales as a category for building our next company,” said Arison. “From discovering the idea to helping us launch the company, and throughout his full-time role as Co-CEO, Shift would not exist today without Toby’s profound creativity, insight, and leadership. His value to this business has been immeasurable.”

After co-founding Shift in 2013, Russell joined full-time in Nov. 2015. In his first two quarters, Russell overhauled the business and re-positioned Shift onto a sustainable and scalable growth trajectory. Since then, under Russell’s leadership, the Shift team has:

●	Delivered on hyper-growth from two regions to nine, with over 20-times annualized revenue growth, expanding from under 50 to over 1,200 employees.
●	Built a leading digital consumer eCommerce product in the auto industry with the first ever paperless online financing platform.
●	Redesigned its technology and operational infrastructure, shifting to a scalable operations team powered by proprietary back-end technology.
●	Revolutionized consumer inventory targeting with the first ever online car offer engine enabling Shift to be the only ecommerce platform with a full-spectrum of used vehicle selection.
●	Launched its differentiated brand marketing strategy deployed on a national scale.
●	Laid out the company’s Mission, Vision, and Values as a foundation for a thriving company supported by a culture of leaders and innovators.

“Toby’s drive and passion are unparalleled, and it shows clearly in the way he serves, leads, and operates,” said Manish Patel, who has been on Shift’s Board of Directors since 2014. “He was the chief architect in building a sustainable, scalable technology-driven operation from the ground up.”

“His bias for action and ownership have led us to where we are today,” commented Victoria McInnis, Audit Committee Chair on Shift’s Board of Directors. “We support Toby’s decision to prioritize himself and his family at this time and sincerely appreciate the valuable leadership he has provided Shift through his tenure.”

“Many founders dream of building a publicly traded company, but only a few get there,” said Arison. “Shift was able to get there because of Toby. It has been a privilege to run this course with my best friend, and I can’t express how grateful I am for Toby’s leadership and dedication over the last six years.”

“Toby, Oded, and I are all looking forward to sharing our Q3 results on our earnings call next week,” concluded Arison.

Earnings Conference Call

Shift will report its financial results from the third quarter of fiscal year 2021, which ended Sep. 30, 2021. The conference call, hosted by Shift’s executive management team, George Arison, Toby Russell, and Oded Shein, will take place on Thursday, Nov. 11, 2021 at 5:00 p.m. ET (2:00 p.m. PT). Investors can access the live webcast at https://investors.shift.com/ or dial in by telephone at (833) 614-1395 or (914) 987-7116.

About Shift

Shift is a leading end-to-end auto ecommerce platform transforming the used car industry with a technology-driven, hassle-free customer experience. Shift’s mission is to make car purchase and ownership simple — to make buying or selling a used car fun, fair, and accessible to everyone. Shift provides comprehensive, digital solutions throughout the car ownership lifecycle: finding the right car, having a test drive brought to you before buying the car, a seamless digitally-driven purchase transaction including financing and vehicle protection products, an efficient, digital trade-in/sale transaction, and a vision to provide high-value support services during car ownership. For more information please visit www.shift.com.

Forward-Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of Shift’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) Shift’s ability to sustain its current rate of growth, which may be affected by, among other things, competition, Shift’s ability to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (2) changes in applicable laws or regulations; (3) the possibility that Shift may be adversely affected by other economic, business, and/or competitive factors; (4) the operational and financial outlook of Shift; (5) the ability for Shift to execute its growth strategy; (6) Shift’s ability to purchase sufficient quantities of vehicles at attractive prices; and (7) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Shift. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Shift undertakes no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Media Contact:

Coralyn Lee

press@shift.com